FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Table of Contents

Item

1.	Translation of Significant Event published in local newspaper on March 26, 2009

SIGNIFICANT EVENT

As disclosed in Articles 9 and 10 of Law 18,045, the Board of Banco Santander Chile summoned an Annual Ordinary Shareholder Meeting on April 28, 2009 at the Bank’s headquarters. Among other issues, the Board will propose to shareholders the payment of an annual dividend of Ch$1.13185985 per share. If approved, this dividend will represent 65% of 2008 net income attributable to shareholders. At the same time, the Board also proposed to retain the remaining 35% of net income attributable to shareholders as reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

Date: March 27, 2009	By:	/s/ Gonzalo Romero A.
Name: Gonzalo Romero A.
Title: General Counsel